FROM:                                   ON BEHALF OF:

     Robert W. Bloch International.          Handy & Harman
     30 East 60th Street
     New York, NY  10022                     Contact:  Stephen B. Mudd
                                             Vice President and Treasurer

     212-755-8047                            212-309-0666



     FOR IMMEDIATE RELEASE:

              HANDY & HARMAN ANNOUNCES PRELIMINARY RESULTS OF ITS
                       "DUTCH AUCTION" SELF-TENDER OFFER

     New York, NY...November 22, 1996. Handy & Harman (NYSE: HNH) announced today the preliminary results of its Dutch auction self-tender offer which expired Thursday, November 21st, at 12:00 midnight, New York City time.

     The preliminary count by the depositary for the offer indicated that 3.9 million shares were tendered and not withdrawn at prices of $18.75 per share or lower. Shares tendered in excess of this price will be promptly returned. The Company expects to purchase 1,800,000 shares tendered at such price, or approximately 46% of the shares accepted for purchase in the offer.

     The determination of the actual number of shares to be purchased, the final proration factor and the purchase price are subject to final confirmation and the proper delivery of all shares tendered and not withdrawn, including shares tendered pursuant to the guaranteed delivery procedure. Payment for shares accepted for payment and return of all shares tendered but not accepted for payment will occur as soon as practicable after determination of the final proration factor and number of shares properly tendered.

     The Company announced its offer to purchase up to 1.8 million shares of its common stock, or approximately 13.0% of its then outstanding shares, at a price range of $17.50 to $20.00 on October 22, 1996. The Company commenced the tender offer on Thursday, October 24, 1996.

     Handy & Harman is a diversified manufacturer providing engineered products, system components and precious metal fabrication for industry worldwide. Founded in 1867, the Company is headquartered in New York.

                 #                   #                    #